December 2, 2025

Jeremy Spivey
Chief Executive Officer
Cardinal Infrastructure Group Inc.
100 E. Six Forks Road, #300
Raleigh, North Carolina 27609

Re: Cardinal Infrastructure Group Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 20, 2025
Amendment No. 2 to Registration Statement on Form S-1
Filed December 1, 2025
File No. 333-290850

Dear Jeremy Spivey:

We have reviewed the amendments to your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Form S-1 filed December 1, 2025

General

1. We note your disclosure on page 108 that directors, director nominees and executive officers, as a group, will own 55.7% of the voting power of the combined company, or 52.8% if the over-allotment option is exercised. With a view toward disclosure, please tell us whether you will be a "controlled company" within the meaning of the corporate governance standards of the Nasdaq rules, and if so, please disclose your status and whether you intend to rely on exemptions from certain corporate governance requirements available to controlled companies under Nasdaq rules.

Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if

you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Edward Best, Esq.